Q1 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Pan American Silver reports revenue of $439.9 million in Q1 2022
Vancouver, B.C. - May 11, 2022 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American" or the "Company") today reported unaudited results for the quarter ended March 31, 2022 ("Q1 2022").
“Pan American reported strong financial performance in the quarter, enabling us to declare a dividend of $0.12 per common share for Q1, in line with the new dividend policy announced in February 2022," said Michael Steinmann, President and Chief Executive Officer. "As we indicated in our February 23, 2022 news release, our operations experienced high levels of workforce absenteeism in January and early February due to the Omicron variant of COVID-19. Workforce deployment is now back to more normal levels, and we are maintaining our guidance for 2022 with production weighted to the second half of the year."
Consolidated Q1 2022 Highlights:
•Silver production of 4.6 million ounces and gold production of 131.0 thousand ounces.
•Revenue of $439.9 million included inventory draw downs of 531.6 thousand ounces of silver and 17.6 thousand ounces of gold.
•Net earnings of $76.8 million ($0.36 basic income per share). Adjusted earnings were $32.0 million ($0.15 basic adjusted income per share), with the most significant adjustment being the exclusion of the $44.6 million one-time gain for Pan American's investment in Maverix Metals Inc. ("Maverix").
•Operations generated $68.8 million of cash flow, net of $58.3 million in tax payments.
•Silver Segment Cash Costs and All-in Sustaining Costs ("AISC") per silver ounce were $10.23 and $13.41, respectively. Excluding Net Realizable Value ("NRV") inventory adjustments, Silver Segment AISC was $13.08 per ounce.
•Gold Segment Cash Costs and AISC per gold ounce were $1,069 and $1,502, respectively. Excluding NRV inventory adjustments, Gold Segment AISC was $1,409 per ounce.
•Completed a quarterly-record 25,924 metres drilled on the La Colorada Skarn project, advanced pre-sinking of the concrete lined ventilation shaft and began commissioning of the refrigeration plant. See the news release issued on May 9, 2022, for further details on the recent drill results.
•Management maintains the guidance for 2022 production, costs and capital expenditures. Production is expected to be weighted to the second half of 2022, reflecting the impact on production from reduced workforce deployment levels in Q1 2022 due to the Omicron variant and mine sequencing. See the "2022 Guidance" section of this news release for further details, and the Company's Management's Discussion and Analysis for the three months ended March 31, 2022.
•As at March 31, 2022, Pan American had working capital of $620.7 million, inclusive of cash and short-term investment balances of $326.3 million; a long-term investment in Maverix with a market value of $124.7 million; and $500.0 million available under our sustainability-linked credit facility. Total debt of $47.0 million was related to lease liabilities and construction loans.
•A cash dividend of $0.12 per common share has been declared, payable on or about June 3, 2022, to holders of record of Pan American’s common shares as of the close on May 24, 2022. The dividend is comprised of a base dividend of $0.10 per common share and a variable dividend of $0.02 per common share. On February 23, 2022, Pan American introduced a dividend policy that provides for a base dividend plus a supplemental dividend amount tied to our net cash balance. The dividends are eligible dividends for Canadian income tax purposes.

PAN AMERICAN SILVER CORP.	1

Q1 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

CONSOLIDATED RESULTS

	Three months ended March 31, 2022	Twelve months ended Dec. 31, 2021
Weighted average shares during period (millions)	210.5	210.3
Shares outstanding end of period (millions)	210.5	210.5

	Three months ended March 31,
	2022	2021
FINANCIAL
Revenue	$439,888	$368,099
Mine operating earnings	$66,755	$89,964
Net income (loss)	$76,831	$(7,562)
Basic income (loss) per share(1)	$0.36	$(0.04)
Adjusted income(2)	$31,977	$37,433
Basic adjusted income per share(1)	$0.15	$0.18
Net cash generated from operating activities	$68,758	$29,850
Net cash generated from operating activities before changes in working capital(2)	$83,816	$77,248
Sustaining capital expenditures(2)	$55,957	$45,210
Non-sustaining capital expenditures(2)	$9,765	$5,743
Cash dividend per share	$0.12	$0.07
PRODUCTION
Silver (thousand ounces)	4,619	4,583
Gold (thousand ounces)	131.0	137.6
Zinc (thousand tonnes)	10.2	13.1
Lead (thousand tonnes)	4.7	5.0
Copper (thousand tonnes)	1.8	2.1
CASH COSTS(2) ($/ounce)
Silver Segment	10.23	12.30
Gold Segment	1,069	846
AISC(2) ($/ounce)
Silver Segment	13.41	16.99
Gold Segment	1,502	1,058
AVERAGE REALIZED PRICES(3)
Silver ($/ounce)	24.03	26.41
Gold ($/ounce)	1,880	1,788
Zinc ($/tonne)	3,792	2,756
Lead ($/tonne)	2,341	2,036
Copper ($/tonne)	9,767	8,515
(1)Per share amounts are based on basic weighted average common shares.
(2)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(3)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.
Cash Costs, AISC, adjusted earnings, basic adjusted earnings per share, sustaining and non-sustaining capital, working capital, total debt and net cash are not generally accepted accounting principle ("non-GAAP") financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures. This news release should be read in conjunction with Pan American's unaudited Condensed Interim Consolidated Financial Statements and our Management's Discussion and Analysis for the three months ended March 31, 2022. This material is available on Pan American’s website at panamericansilver.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

PAN AMERICAN SILVER CORP.	2

Q1 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

2022 GUIDANCE
There are no changes to the guidance for 2022 provided on February 23, 2022, as detailed below. We are currently experiencing higher than expected overall inflationary pressures, particularly for diesel and certain consumables, as well as disruptions in the supply chain. Management is monitoring this situation and will adjust its cost estimates if required.
These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this news release.
Annual Production

Silver – Moz	19.0 - 20.5
Gold – koz	550.0 - 605.0
Zinc – kt	35.0 - 40.0
Lead – kt	15.0 - 17.0
Copper – kt	5.5 - 6.5
Cash Costs and AISC

	Cash Costs(1)(2) ($ per ounce)	AISC(1)(2) ($ per ounce)
Silver Segment Total	10.70 - 12.20	14.50 - 16.00
Gold Segment Total	970 - 1,070	1,240 - 1,365
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(2)The Cash Costs and AISC forecasts assume average metal prices of $22.50/oz for silver, $1,750/oz for gold, $3,000/tonne ($1.36/lb) for zinc, $2,200/tonne ($1.00/lb) for lead, and $9,200/tonne ($4.17/lb) for copper; and average annual exchange rates relative to 1 USD of 20.00 for the Mexican peso ("MXN"), 4.10 for the Peruvian sol ("PEN"), 122.17 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), and $1.25 for the Canadian dollar ("CAD").
Capital Expenditures

(in millions of USD)
Sustaining Capital(1)	200.0 - 210.0
Project Capital	80.0 - 95.0
Total Capital	280.0 - 305.0
(1) Sustaining Capital includes $24.0 million for forecast lease and other payments, which include debt repayments on construction loan facilities classified as "Debt" as per Note 17 of the Company's audited financial statements for the year ended December 31, 2021. These facilities are for constructions of pads and other infrastructure in which the Company only makes cash payments upon completion of construction activities and on a scheduled basis.
Conference Call and Webcast
Date:            May 12, 2022
Time:             11:00 am ET (8:00 am PT)
Dial-in numbers:    1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:        panamericansilver.com
The live webcast, presentation slides and the Q1 2022 report will be available at panamericansilver.com. An archive of the webcast will also be available for three months.
About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 28-year history of operating in Latin America, earning an industry-leading reputation for

PAN AMERICAN SILVER CORP.	3

Q1 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Technical Information
Scientific and technical information contained in this news release have been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
For additional information about Pan American's material mineral properties, please refer to Pan American’s Annual Information Form dated February 23, 2022, filed at www.sedar.com, or the Company's most recent Form 40-F filed with the Securities and Exchange Commission.
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Cash Costs. Pan American's method of calculating cash costs may differ from the methods used by other entities and, accordingly, Pan American's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.
•Adjusted earnings and basic adjusted earnings per share. Pan American believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits ("AISC"). Pan American has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and Pan American believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect Pan American's consolidated earnings and cash flow.
•Total debt is calculated as the total current and non-current portions of: long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the financial debt leverage of Pan American.
•Net cash is calculated as cash and cash equivalents plus short-term investments, other than equity securities less total debt.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate whether Pan American is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as the sum of Cash and cash equivalents, Short-term Investments, and the amount available on the Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the liquid assets available to Pan American.

PAN AMERICAN SILVER CORP.	4

Q1 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American’s Management's Discussion and Analysis for the period ended December 31, 2021, for a more detailed discussion of these and other non-GAAP measures and their calculation.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals forecasted for 2022, our estimated Cash Costs and AISC, and our sustaining and project capital expenditures in 2022; the anticipated timing for metals production; the impact of inflationary pressures on our operations and business, particularly for diesel and certain consumables, as well as the impacts related to disruptions in the supply chain; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; expectations with respect to the future anticipated impact of COVID-19 on our operations and the assumptions that the impact of COVID-19, including the Omicron variant, will be such that we will be able to maintain our workforce at near normal levels in 2022; the ability to continue making progress at any of our exploration projects, including the Wetmore and Whitney projects, and the results of any exploration programs undertaken; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate sustainability-linked credit facility or otherwise, to sustain our business and operations; and the ability of Pan American to successfully complete any capital projects, including, but not limited to, the La Colorada Skarn project, the expected economic or operational results derived from those projects, and the impacts of any such projects on Pan American and Pan American’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the world-wide economic and social impact of COVID-19 and the duration and extent of the COVID-19 pandemic and related restrictions, and the presence and impact of COVID-19 and COVID-19 related restrictions on our workforce, suppliers and other essential resources and what effect those impacts, if they change, would have on our business; the effect that the COVID-19 pandemic may have on our financial and operational results; the ability of Pan American to continue with its operations, or to successfully maintain our operations on care and maintenance, should the situation related to COVID-19 not be as anticipated; continuation of operations following shutdowns or reductions in production, our ability to manage reduced operations efficiently and economically, including to maintain necessary staffing; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects at La Colorada and our other operations, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; the world-wide economic and social impact of COVID-19 and the duration and extent of the COVID-19 pandemic and related restrictions; the presence and impact of COVID-19 and COVID-19 related restrictions on our workforce, suppliers and other essential resources and what effect those impacts, if they change, would have on our business; the effect that the COVID-19 pandemic may have on our financial and operational results; the ability of Pan American to continue with its operations, or to successfully maintain our operations on care and maintenance, should the situation related to COVID-19 not be as anticipated; continuation of operations following shutdowns or reductions in production, if applicable, and our ability to manage reduced operations efficiently and economically, including to maintain necessary staffing; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects at La Colorada and our other operations, including anticipated sustaining, project, and exploration expenditures; the

PAN AMERICAN SILVER CORP.	5

Q1 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

PAN AMERICAN SILVER CORP.	6